

Mail Stop 3628

June 10, 2008

Via Facsimile and U.S. Mail

Kevin R. Keating
Chief Executive Officer
Quikbyte Software, Inc.
190 Lakeview Way
Vero Beach, FL 32963

> **Re:** **Quikbyte Software, Inc.**
> **Schedule 14F-1**
> **Filed June 2, 2008**
> **File No. 005-82540**

Dear Mr. Keating:

 We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

General

1. Please confirm to us that the Investors who own 94% of the outstanding common stock will file a Schedule 13D or advise us.

Schedule 14F-1

Introduction and Change of Control

2. We note that you refer to the "Investors" as the persons who have acquired control. Please revise to state the names of the investors and the source of the consideration. Refer to Item 6(e) of Schedule 14A. Please also describe the post-closing issuance of additional shares, which is mentioned under "Security Ownership of Certain Beneficial Owners." Refer to Instruction 2 to Item 6 of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management

3. In the footnotes to the beneficial ownership table, please identify the natural person(s) with voting and investment control over the shares held by each of KI Equity Partners and Garisch Financial.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Celeste Murphy, Special Counsel, at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions